           HOUSTON INDUSTRIES INCORPORATED
                     FORM U-3A-2
                FOR CALENDAR YEAR 1995













       This report consists of 34 consecutively numbered pages.

                                        File No. 1-7629

           SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D. C.

                      FORM U-3A-2

         Statement by Holding Company Claiming
         Exemption Under Rule U-3A-2 from the
            Provisions of the Public Utility
              Holding Company Act of 1935

         To be Filed Annually Prior to March 1

            Houston Industries Incorporated
                   (Name of Company)

     hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (1935 Act), and submits the following information:

          1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

          Houston Industries Incorporated. Claimant is Houston Industries Incorporated, a Texas corporation having its principal place of business at 1111 Louisiana, Houston, Texas 77002. Claimant's business is the holding of the stocks of its subsidiaries and performance of financial, administrative and other support services in connection with the operations of such subsidiaries.

          Houston Lighting & Power Company. Claimant has one subsidiary which is a "public utility company" as defined in
     Section 2(a)(5) of the 1935 Act, namely Houston Lighting & Power Company (HL&P), a Texas corporation having its principal place of business at 1111 Louisiana, Houston, Texas 77002. HL&P, which is Claimant's principal operating subsidiary, is engaged in the generation, transmission, distribution and sale of electric energy and serves customers in an approximately

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

     5,000 square mile area on the Texas Gulf Coast, including
     Houston.

               HL&P Receivables, Inc., a Delaware corporation and a wholly-owned subsidiary of HL&P, holds an interest in a trust for railroad settlement payments received by HL&P. HL&P Receivables, Inc. is located at 1111
               Louisiana, Houston, Texas 77002.

          Houston Industries Energy, Inc. Houston Industries Energy, Inc. (HI Energy), a Delaware corporation having its principal place of business at 1111 Louisiana, Houston, Texas 77002, participates in domestic and foreign power generation projects and invests in the privatization of foreign electric utility systems.

               Houston Argentina S.A. (Houston Argentina), a wholly-owned subsidiary of HI Energy, is an Argentine corporation located in Buenos Aires, Argentina, the principal assets of which are: (i) a 100% beneficial ownership interest in HIE Argener, S.A. (HIE Argener), a wholly-owned Argentine corporation, formed to develop, own and operate a 160 MW cogeneration project located at a steel plant near San Nicolas, Argentina; (ii) a 100% beneficial ownership interest in HIE Opco S.A. (HIE
               Opco), a wholly-owned Argentine corporation, formed to operate and manage HIE Argener's cogeneration project; and (iii) a 32.5% ownership interest in an Argentine holding company which, in turn, owns a controlling interest in (a) Empresa Distribuidora La Plata S.A. (EDELAP), an Argentine electric utility serving the City of La Plata and its environs and (b) Central Dique S.A. (Central Dique), an Argentine corporation formed to own and operate the electrical generating assets of EDELAP. Houston Argentina provides management and technical services to EDELAP and Central Dique.

               Industrias Electricas de Houston S.A. (Industrias), a wholly-owned subsidiary of HI Energy, is an Argentine corporation located in Buenos Aires, Argentina, the principal asset of which is a 90% interest in Empresa Distribuidora de Electricidad de Santiago del Estero S.A.(EDESE), an Argentine corporation formed in January 1995 which provides electric utility services to the Province of Santiago del Estero in northern Argentina.

                    Houston Industries Energy - India, Inc. (HIE
                    India), a wholly-owned subsidiary of HI Energy, is

                                    3 of 34
                    a Mauritius corporation that owns 100% of the capital stock of Houston Industries Energy - Rain, Inc. (HIE Rain), a Mauritius corporation. HIE Rain, a wholly-owned subsidiary of HIE India, owns 65% of the voting stock of Rain Calcining Limited
                    (Rain), an Indian corporation, formed to generate electricity for sale at retail and wholesale in the State of Andhra Pradesh, India. HI Energy provides management and technical services to Rain.

               For information regarding the assets of HIE Argener and HIE Opco, reference is made to Section 4(A)(1) of this Statement. For information regarding the assets of EDELAP, Central Dique, EDESE, and Rain, reference is made to Section 4(A)(2) of this Statement. Pursuant to
               Section 33(a) of the 1935 Act, none of the foregoing entities is a "public utility holding company" (as defined under Section 2(a)(5) of such Act).

               HIE Ford Heights, Inc. (HIE Ford Heights), a wholly-owned subsidiary of HI Energy, is a Delaware corporation that owns a 20% interest in CGE Ford Heights, L.L.C. (CGE Ford Heights), a Delaware limited liability company formed (1) to develop, own, construct and operate a waste tire processing facility and a tire combustion facility and (2) to construct and operate an adjacent recycling facility, all located in the Village of Ford Heights, Illinois. The principal business office of HIE Ford Heights is located at 1111 Louisiana, Houston, Texas 77002.

               Houston Industries Energy - Deer Park, Inc. (HIE
               Deer Park), a wholly-owned subsidiary of HI Energy, is a Delaware corporation that manages a cogeneration facility of Shell Oil Company in Deer Park, Texas. The principal business office of HIE Deer Park is located at 5700 Hwy. 225 Cogen Gate, Deer Park, Texas 77536.

               Neither HIE Ford Heights or HIE Deer Park is an
               "EWG", "foreign utility company", or "public utility holding company", as defined under the 1935 Act.

          KBLCOM Incorporated.  KBLCOM Incorporated (KBLCOM), a
     Delaware corporation, was sold to Time Warner Inc. on July 6, 1995. The Claimant no longer holds, directly or indirectly, any interest in KBLCOM or its subsidiaries.


                                    4 of 34

          Claimant has six additional subsidiaries, none of which is material and all of which (except as otherwise noted) are located at 1111 Louisiana, Houston, Texas 77002, as follows:

          Development Ventures, Inc., a Delaware corporation that has principally provided financing to small, emerging businesses located in or near HL&P's service area.

          Primary Fuels, Inc., a Texas corporation that was engaged in oil and gas exploration, development and production activities until 1989 when all of its oil and gas assets were sold.

          Houston Industries Products, Inc., a Delaware corporation organized to develop and market inventions, technology and other intellectual property owned by Claimant and Claimant's other subsidiaries.

          Houston Industries (Delaware) Incorporated, a Delaware corporation located at 200 West Ninth Street, Wilmington,
     Delaware 19801, the only assets of which are shares of non-voting class B common stock of HL&P.

          Houston Industries Building, Inc., a Delaware corporation, owns an office building in downtown Houston, Texas which is the corporate headquarters for Claimant and its subsidiaries. During 1995, HL&P made a payment toward the purchase of an ownership interest in the corporate headquarters building.

          Utility Rail Services, Inc., a Delaware corporation that owns 100% of UFI Services, Inc., a Delaware subsidiary which owns a 50% interest in a Nebraska-based joint venture that constructs, repairs, stores and maintains rail cars. The assets of the joint venture were sold in December 1995.

          2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES


                                    5 of 34

     WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS
     OF SUCH STATE.

          The only properties to which this item is applicable are the electric utility properties of HL&P. Such properties are located in the Counties of Anderson, Austin, Brazoria, Chambers, Colorado, Fort Bend, Freestone, Galveston, Grimes, Harris, Henderson, Leon, Liberty, Limestone, Madison, Matagorda, Montgomery, Robertson, Waller and Wharton in the State of Texas. As of December 31, 1995, HL&P owned and operated 62 generating units located at 12 generating stations in the Counties of Chambers, Fort Bend, Galveston, Harris, Limestone and Matagorda having an aggregate turbine nameplate rating of 13,544,608 kilowatts.

          Approximately 32% of HL&P's energy requirements during 1995 was met with natural gas, 43% with coal and lignite, and 9% with nuclear. The remaining 16% was met principally with purchased power.

          HL&P operates 24,385 pole miles of overhead distribution lines and 3,120 circuit miles of overhead transmission lines including 658 circuit miles operated at 69,000 volts, 1,959 circuit miles operated at 138,000 volts and 503 circuit miles operated at 345,000 volts. HL&P operates 9,098 circuit miles of underground distribution lines and 12.6 circuit miles of underground transmission lines, including 8.1 circuit miles operated at 138,000 volts and 4.5 circuit miles operated at 69,000 volts. These lines have been constructed in, or adjoin, the communities and municipalities served by HL&P. In addition, HL&P owns and operates switching and transformer stations at its generating plants and at various points on its system. All such facilities are located within the State of Texas.

          HL&P has no properties and furnishes no service outside of, or at the state line of, the State of Texas.

          3.   THE FOLLOWING INFORMATION FOR THE LAST CALENDAR
     YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY
     PUBLIC UTILITY COMPANIES:

          (A)  NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL
     OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS
     DISTRIBUTED AT RETAIL.


                                    6 of 34

          During calendar year 1995, HL&P sold 61,075,582,119 kwh. of electric energy as follows:

                                         Energy Sales
                                             kwh.
                                        --------------
               Residential              18,103,209,422
               Commercial               14,233,412,773
               Industrial               27,760,818,869
               Other Utilities             860,888,513
               Public Authorities          117,252,542

          HL&P distributed no natural or manufactured gas during 1995.

          (B)  NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF
     NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

          None

          (C)  NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF
     NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE
     STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE
     LINE.

          None

          (D)  NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF
     NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN
     WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

          None

          4.   THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD
     WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY
     OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

          (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.


                                    7 of 34

          1. EWGs. The Claimant has an indirect interest in HIE Argener and HIE Opco; each of which is an EWG as defined in
     Section 32 of the 1935 Act. The business address of HIE Argener and HIE Opco is C.M. Della Paolera 299, 23rd Floor, 1001 Capital Federal, Buenos Aires, Argentina.

          HIE Argener owns a cogeneration facility (Facility) under construction and located near San Nicolas, Argentina.
     It is contemplated that the electric energy produced by the Facility will be sold in the Argentine wholesale electricity markets. The Facility will consist of one natural gas-fired turbine generator, one heat recovery steam generator with a maximum net power production capacity of approximately 160 MW, one 8 kilometer 220 KV, one-circuit overhead transmission line interconnecting the Facility to the Ramallo substation on the Argentine national grid, a one bay 220 KV substation at the Facility, one incoming bay at the Ramallo substation and associated transformers, circuit breakers and related equipment.

          HIE Opco, which currently provides operation and maintenance services for a generation facility of Siderar S.A.I.C. and will operate the Facility, has no material physical assets.

          2.  Foreign Utility Companies.

          (a) EDELAP. The Claimant has an indirect interest in EDELAP, a foreign utility company located in the city of La Plata, the province of Buenos Aires, Argentina. The business address of EDELAP is Calle 50, No. 543, (1900), La Plata, Argentina.

          EDELAP distributes electricity to approximately 250,000 customers in La Plata, Argentina and its environs. Maximum demand on its system is approximately 250 megawatts. EDELAP has one substation and 1,499 kilometers of distribution lines operated at 13,200 volts. Substantially all of the power sold by EDELAP is transmitted through the Argentine national grid.

          (b) Central Dique. The Claimant has an indirect interest in Central Dique, a foreign utility company located in the city of La Plata, the province of Buenos Aires, Argentina. The business address of Central Dique is Calle 50, No. 543, (1900), La Plata, Argentina.

          Central Dique owns the Central Dique Power Plant, which has five gas turbines with a combined capacity of 84

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

     megawatts. Electric power generated by Central Dique is sold at retail under short-term power contracts and at wholesale in the Argentine wholesale electric market.

          (c) EDESE. The Claimant has an indirect interest in EDESE, an Argentine foreign utility company located in the city of Santiago del Estero, the province of Santiago del Estero, Argentina. The business address of EDESE is Avenida Roca (S) 214, 4200 Santiago del Estero, Argentina.

          EDESE distributes electricity to approximately 100,000 customers in the province of Santiago del Estero. Maximum demand on its system is approximately 65 megawatts. EDESE has 2,260 circuit kilometers of primary distribution voltage circuitry and 3,450 circuit-kilometers of secondary distribution voltage circuitry operated at 13,200 volts. Substantially all of the power sold by EDESE is transmitted through the Argentine national grid.

          (d) Rain. The Claimant has an indirect interest in Rain, an Indian foreign utility company located in the city of Hyderabad, the state of Andhra Pradesh, India. The business address of Rain is 55, Srinagar Colony, Hyderabad 500 073, India.

          Rain is developing a petroleum coke calcining facility that includes a power generation facility capable of generating an annual average of approximately 41 megawatts of energy available for sale. Electric power generated by Rain will be sold at retail to industrial consumers and at wholesale to the Andhra Pradesh State Electricity Board.

          (B)  NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST
     IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE
     INTEREST HELD.

          1.   EWGs.

               Houston Argentina. Houston Argentina has a 100% beneficial ownership interest in the capital stock of HIE Argener. Houston Argentina also has a 100% beneficial ownership interest in the capital stock of HIE Opco.

          2.   Foreign Utility Companies.

          (a) Houston Argentina. Houston Argentina owns 32.5% of the capital stock of Compania de Inversiones en
     Electricidad S.A., an Argentine holding company (COINELEC).


                                    9 of 34
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     COINELEC owns all the issued and outstanding shares of Class
     A stock of each of EDELAP and Central Dique. The Class A shares held by COINELEC represent 51% of the capital stock of each of EDELAP and Central Dique.

          (b) Industrias. Industrias owns 90% of the capital stock of EDESE.

          (c) HIE Rain. As of February 29, 1996, HIE Rain owns 65% of the voting stock of Rain. It is contemplated that upon
     (i) the receipt by Rain of capital contributions committed by third parties and (ii) the initial public offering of certain shares in Rain on the Indian stock market, HIE Rain will own approximately 20% of the voting stock of Rain.

          (d) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR THE FOREIGN UTILITY COMPANY.

          1.   (a) EDELAP and Central Dique.  In 1992, the
     Claimant invested $37.4 million (U.S. dollars) in the acquisition by COINELEC of the Class A shares of EDELAP and Central Dique. Such investment was in the form of (a) a direct cash contribution of $1.6 million to COINELEC, (b) the contribution of $26.0 million aggregate principal amount of foreign debt securities issued by the Argentine government and
     (c) a loan to COINELEC in the aggregate principal amount of $9.8 million. Since 1992, the Claimant, directly or indirectly, has made capital advances of $1.6 million to EDELAP.

               (b) EDESE. In January 1995, the Claimant invested $15.7 million (U.S. dollars) in order to acquire the Class A and Class B shares of EDESE. During the year ended December 31, 1995, the Claimant, directly or indirectly, advanced $1.8 million to EDESE in the form of intercompany debt.

               (c)  HIE Argener and HIE Opco.  As of December 31,
     1995, the Claimant had invested $7.0 million (U.S. dollars) in HIE Argener and HIE Opco.


                                    10 of 34

               (d) Rain.  As of December 31, 1995, the
     Claimant's financial statements reflect an investment of $5.1 million (U.S. dollars) in Rain.

          2. There are no direct or indirect guarantees by the Claimant of any security of COINELEC, EDELAP, Central Dique,
     EDESE, HIE Argener, HIE Opco, HIE Rain or Rain.

          3. In the event that COINELEC defaults on the payment of certain indebtedness incurred in connection with its acquisition of EDELAP, HI Energy will either make additional capital contributions or subordinated loans to COINELEC or pay directly to COINELEC's lenders up to a maximum aggregate of $6,581,250. In addition, HI Energy has entered into a support agreement in favor of the International Finance Corporation (IFC) under the terms of which HI Energy has agreed to provide HIE Rain with sufficient funds to meet certain funding obligations of HIE Rain under agreements with the IFC. The maximum aggregate funding commitment of HI Energy under this support agreement is approximately $18 million, of which approximately $16 million is to support contingent obligations of HIE Rain and the balance of which is additional equity to be contributed to Rain. With the exception of the foregoing arrangements, there are no financial obligations of COINELEC, EDELAP, Central Dique, EDESE, HIE Argener, HIE Opco, HIE Rain or Rain, for which there is recourse, directly or indirectly, to the Claimant or any other subsidiary of the Claimant.

          (D)  CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN
     UTILITY COMPANY DURING THE REPORTING PERIOD.

          1. EDELAP and Central Dique. At December 31, 1995, the combined capitalization of EDELAP and Central Dique was approximately $231 million (calculated on the basis of an exchange ratio of one Argentine peso to one U.S. dollar) based on the combined book value of their assets in accordance with generally accepted accounting principles in the U.S.

          During the twelve-month period ended December 31, 1995, EDELAP and Central Dique had combined earnings of approximately $5 million (calculated on the basis of an exchange ratio of one Argentine peso to one U.S. dollar).

          2. EDESE. At December 31, 1995, the capitalization of EDESE was approximately $13.9 million (calculated on the basis of an exchange ratio of one Argentine peso to one U.S.
     dollar).

          During the twelve-month period ended December 31, 1995, EDESE had a loss of approximately $4 million (calculated on the basis of an exchange ratio of one Argentine peso to one U.S. dollar) in accordance with generally accepted accounting principles in the U.S.


                                    11 of 34
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          3.   HIE Argener and HIE Opco.  At December 31, 1995,
     the combined capitalization of HIE Argener and HIE Opco was approximately $7.0 million (calculated on the basis of an exchange ratio of one Argentine peso to one U.S. dollar). During the twelve-month period ended December 31, 1995, neither HIE Argener nor HIE Opco had any earnings, because the project was still under construction.

          4. Rain. At December 31, 1995, the Claimant's financial statements reflect capitalization of Rain of approximately $5.1 million. During the twelve-month period ended December 31, 1995, Rain was engaged in development activities and had no earnings.

          (E)  IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION
     CONTRACTS(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR
     GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

          1. There are no "sales contracts" or "construction contract(s)" (as such terms are defined in Section 2(a) of the 1935 Act), between any EWG or Foreign Utility Company and the Claimant or any System Company.

          2. Houston Argentina is a party to a management assistance agreement (the "Management Assistance Agreement") with EDELAP and Central Dique. Under the Management Assistance Agreement, Houston Argentina provides certain technical and managerial assistance services to EDELAP and Central Dique, including advising and assisting in the management of the facilities and training the technicians and operating and managing personnel. The Management Assistance Agreement expires in December 2002.

          The fee under the Management Assistance Agreement, which is shared by Houston Argentina with other shareholders of COINELEC, is 2.7% of the gross receipts of EDELAP and Central Dique (net of taxes) plus an additional $500,000 per year.
     The management fee is payable quarterly in U.S. dollars. The Management Assistance Agreement also provides that EDELAP and Central Dique will reimburse Houston Argentina for certain costs associated with the temporary assignment of persons employed by the Claimant or by subsidiaries of the Claimant to perform services on behalf of EDELAP and Central Dique.

          In addition, HI Energy is a party to a technical assistance agreement (the "Technical Assistance Agreement")


                                    12 of 34
     with Rain. Under the Technical Assistance Agreement, HI Energy provides technical and managerial services to Rain with respect to the design, engineering, construction, operation and maintenance of Rain's power generation facility. The Technical Assistance Agreement expires upon the earlier to occur of (i) the fifth anniversary of the commencement of operations, or (ii) the date HI Energy's equity interest in Rain falls below ten percent.

          HI Energy's base fee under the Technical Assistance Agreement is $200,000 per year during construction. HI Energy is entitled to a bonus payment (not to exceed $200,000) in the event electric production upon completion of construction is greater than 47.5 megawatts. During operation, HI Energy will receive fees and bonuses in an amount not to exceed 1-1/2% of Rain's electric sales revenue. All fees and bonuses are payable in U.S. dollars. The Technical Assistance Agreement also provides that HI Energy will be reimbursed for reasonable costs and expenses incurred in connection with the Technical Assistance Agreement.



                                    13 of 34

                       EXHIBIT A

          A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

          See Exhibits A-1 and A-2, respectively.

                       EXHIBIT B

          FINANCIAL DATA SCHEDULE OF CLAIMANT.

                       EXHIBIT C

          AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE
     HOLDING-COMPANY SYSTEM.

          The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of February, 1996.

                        HOUSTON INDUSTRIES INCORPORATED


                                By:/s/  Mary P. Ricciardello
                                        Mary P. Ricciardello
                                        Vice President and
                                           Comptroller
     CORPORATE SEAL

     ATTEST:

     /s/ R. E. Smith
     Assistant Corporate Secretary

       NAME, TITLE AND ADDRESS OF OFFICER TO WHOM NOTICES AND
     CORRESPONDENCE CONCERNING THIS STATEMENT SHOULD BE ADDRESSED:

                  Mary P. Ricciardello
             Vice President and Comptroller
            Houston Industries Incorporated
               1111 Louisiana, 47th Floor
                        Houston, TX 77002

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

                                                                     EXHIBIT A-1

               HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES
            CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                     TWELVE MONTHS ENDED DECEMBER 31, 1995
                            (THOUSANDS OF DOLLARS)


                                                          HII           HL&P           DVI           HIEI           HIBI
---------------------------------------------------------------------------------------------------------------------------
REVENUES:
  ELECTRIC UTILITY                                                   $3,680,297
  OTHER                                                                                             $ 47,691        $ 2,015
                                                      ---------------------------------------------------------------------
                                                               0      3,680,297              0        47,691          2,015
                                                      ---------------------------------------------------------------------
OPERATING EXPENSES:
  ELECTRIC:
    FUEL                                                                879,148
    PURCHASED POWER                                                     233,494
    OPERATION AND MAINTENANCE                                           866,170
    TAXES OTHER THAN INCOME TAXES                                       245,890
  DEPRECIATION & AMORTIZATION                         $      687        475,124                        2,067            132
  OTHER OPERATING EXPENSES                                19,841                      $     52        71,071          1,365
                                                      ---------------------------------------------------------------------
  TOTAL                                                   20,528      2,699,826             52        73,138          1,497
                                                      ---------------------------------------------------------------------
OPERATING INCOME (LOSS)                                  (20,528)       980,471            (52)      (25,447)           518
                                                      ---------------------------------------------------------------------
OTHER INCOME (EXPENSE):
  ALLOWANCE FOR OTHER FUNDS USED DURING CONSTRUCTION                      7,760
  DIVIDEND INCOME                                         20,132
  INTEREST INCOME                                          3,249         12,218                        4,878            265
  OTHER-NET                                                  352        (26,752)           239          (679)
  LOSS ON SALE OF RAILCAR MAINTENANCE SERVICE
  INTEREST INCOME FROM SUBSIDIARIES                       61,222
                                                      ---------------------------------------------------------------------
  TOTAL OTHER INCOME (EXPENSE)                            84,955         (6,774)           239         4,199            265
                                                      ---------------------------------------------------------------------
INTEREST AND OTHER CHARGES:
  INTEREST ON LONG-TERM DEBT                              24,644        244,384
  OTHER INTEREST                                          32,548          8,117                        1,064          1,184
  ALLOWANCE FOR BORROWED FUNDS USED DURING
   CONSTRUCTION (CREDIT)                                                 (4,692)
  PREFERRED DIVIDENDS OF SUBSIDIARY
                                                      ---------------------------------------------------------------------
  TOTAL INTEREST AND OTHER CHARGES                        57,192        247,809              0         1,064          1,184
                                                      ---------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                          7,235        725,888            187       (22,313)          (401)
INCOME TAXES                                              (8,045)       244,956             15        (7,934)          (139)
                                                      ---------------------------------------------------------------------
NET INCOME AFTER INCOME TAXES AND BEFORE
 DISCONTINUED OPERATIONS                                  15,280        480,932            172       (14,379)          (262)
                                                      ---------------------------------------------------------------------
DISCONTINUED OPERATIONS:
  GAIN ON SALE OF CABLE TELEVISION SUBSIDIARY            674,515
                                                      ---------------------------------------------------------------------
NET INCOME (LOSS)                                        689,795        480,932            172       (14,379)          (262)
DIVIDENDS ON PREFERRED STOCK                                             29,955
                                                      ---------------------------------------------------------------------
NET INCOME (LOSS) FOR COMMON STOCK                       689,795        450,977            172       (14,379)          (262)

EQUITY IN EARNINGS OF SUBSIDIARIES                       434,143
CASH DIVIDENDS ON COMMON STOCK                           371,760        454,000
                                                      ---------------------------------------------------------------------
NET INCREASE (DECREASE) IN RETAINED EARNINGS             752,178         (3,023)           172       (14,379)          (262)

RETAINED EARNINGS (DEFICIT) AT BEGINNING OF PERIOD     1,221,299      2,153,109        (10,570)       (7,807)        (2,059)

ADJUSTMENT TO ADDITIONAL PAID-IN CAPITAL                  (1,313)
                                                      ---------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT END OF PERIOD          $1,972,164     $2,150,086       $(10,398)     $(22,186)       $(2,321)
                                                      =====================================================================
EARNINGS (LOSS) PER COMMON SHARE(1)                        $2.79          $1.82          $0.00        $(0.06)         $0.00
                                                      =====================================================================

(1) BASED ON WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
    OF HOUSTON INDUSTRIES INCORPORATED (000)--                       247,706

LEGEND OF SUBSIDIARY NAMES:

HII-HOUSTON INDUSTRIES INCORPORATED
HL&P-HOUSTON LIGHTING & POWER COMPANY
DVI-DEVELOPMENT VENTURES, INC.
HIEI-HOUSTON INDUSTRIES ENERGY, INC.
HIBI-HOUSTON INDUSTRIES BUILDING, INC.

                                   15 of 34

                                                                     EXHIBIT A-1

               HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES
            CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                     TWELVE MONTHS ENDED DECEMBER 31, 1995
                            (THOUSANDS OF DOLLARS)


                                                                                                     ELIMINATIONS/
                                                          HIDI       HIPI        URS        PFI          RECLASSES  CONSOLIDATED
--------------------------------------------------------------------------------------------------------------------------------
REVENUES:
  ELECTRIC UTILITY                                                                                                    $3,680,297
  OTHER                                                             $ 170                                                 49,876
                                                      --------------------------------------------------------------------------
                                                               0      170            0            0              0     3,730,173
                                                      --------------------------------------------------------------------------
OPERATING EXPENSES:
  ELECTRIC:
    FUEL                                                                                                                 879,148
    PURCHASED POWER                                                                                                      233,494
    OPERATION AND MAINTENANCE                                                                                            866,170
    TAXES OTHER THAN INCOME TAXES                                                                                        245,890
  DEPRECIATION & AMORTIZATION                                          24                                                478,034
  OTHER OPERATING EXPENSES                              $     37      486      $   121         $(82)    $     1,241       94,132
                                                      --------------------------------------------------------------------------
  TOTAL                                                       37      510          121          (82)          1,241    2,796,868
                                                      --------------------------------------------------------------------------
OPERATING INCOME (LOSS)                                      (37)    (340)        (121)          82          (1,241)     933,305
                                                      --------------------------------------------------------------------------
OTHER INCOME (EXPENSE):
  ALLOWANCE FOR OTHER FUNDS USED DURING CONSTRUCTION                                                                       7,760
  DIVIDEND INCOME                                       $454,000                                           (454,000)      20,132
  INTEREST INCOME                                                                                           (10,836)       9,774
  OTHER-NET                                                                     (1,001)                       8,537      (19,304)
  LOSS ON SALE OF RAILCAR MAINTENANCE SERVICE                                   (1,898)                       1,898
  INTEREST INCOME FROM SUBSIDIARIES                                                                         (61,222)
                                                      --------------------------------------------------------------------------
  TOTAL OTHER INCOME (EXPENSE)                           454,000        0       (2,899)           0        (515,623)      18,362
                                                      --------------------------------------------------------------------------
INTEREST AND OTHER CHARGES:
  INTEREST ON LONG-TERM DEBT                                                                                 10,463      279,491
  OTHER INTEREST                                                                   323                      (21,649)      21,586
  ALLOWANCE FOR BORROWED FUNDS USED DURING
   CONSTRUCTION (CREDIT)                                                                                                  (4,692)
  PREFERRED DIVIDENDS OF SUBSIDIARY                                                                          29,955       29,955
                                                      --------------------------------------------------------------------------
  TOTAL INTEREST AND OTHER CHARGES                             0        0          323            0          18,769      326,340
                                                      --------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                        453,963     (340)      (3,343)          82        (535,633)     625,327
INCOME TAXES                                                 (13)    (117)      (1,170)          29         (18,097)     209,485
                                                      --------------------------------------------------------------------------
NET INCOME AFTER INCOME TAXES AND BEFORE
  DISCONTINUED OPERATIONS                                453,976     (223)      (2,173)          53        (517,536)     415,842
                                                      --------------------------------------------------------------------------
DISCONTINUED OPERATIONS:
  GAIN ON SALE OF CABLE TELEVISION SUBSIDIARY                                                                33,609      708,124
                                                      --------------------------------------------------------------------------
NET INCOME (LOSS)                                        453,976     (223)      (2,173)          53        (483,926)   1,123,966
DIVIDENDS ON PREFERRED STOCK                                                                                (29,955)
                                                      --------------------------------------------------------------------------
NET INCOME (LOSS) FOR COMMON STOCK                       453,976     (223)      (2,173)          53        (453,971)   1,123,966

EQUITY IN EARNINGS OF SUBSIDIARIES                                                                         (434,143)
CASH DIVIDENDS ON COMMON STOCK                           454,000                                           (908,000)     371,760
                                                      --------------------------------------------------------------------------
NET INCREASE (DECREASE) IN RETAINED EARNINGS                 (24)    (223)      (2,173)          53          19,886      752,207

RETAINED EARNINGS (DEFICIT) AT BEGINNING OF PERIOD            40     (368)      (3,313)      (4,344)     (2,124,766)   1,221,221

ADJUSTMENT TO ADDITIONAL PAID-IN CAPITAL                                                        (53)             53       (1,313)
                                                      --------------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT END OF PERIOD                 $16    $(591)     $(5,486)     $(4,344)    $(2,104,827)  $1,972,114
                                                      ==========================================================================
EARNINGS (LOSS) PER COMMON SHARE(1)                        $0.00    $0.00       $(0.01)       $0.00                        $4.54
                                                      ==========================================================================

(1) BASED ON WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
    OF HOUSTON INDUSTRIES INCORPORATED (000)--                       247,706

LEGEND OF SUBSIDIARY NAMES:

HIDI-HOUSTON INDUSTRIES (DELAWARE) INCORPORATED
HIPI-HOUSTON INDUSTRIES PRODUCTS, INC.
URS-UTILITY RAIL SERVICES, INC.
PFI-PRIMARY FUELS, INC.

                                   16 of 34

                                                                     EXHIBIT A-2

               HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1995
                            (THOUSANDS OF DOLLARS)



                                                          HII             HL&P(1)            DVI          HIEI           HIBI
--------------------------------------------------------------------------------------------------------------------------------
ASSETS:
  PROPERTY, PLANT AND EQUIPMENT, AT COST:
    ELECTRIC PLANT                                                     $12,458,161
    NUCLEAR FUEL                                                           217,604
    OTHER PROPERTY                                     $   12,779                                         $ 18,834       $74,458
                                                     ----------------------------------------------------------------------------
      TOTAL PROPERTY, PLANT AND EQUIPMENT                  12,779       12,675,765                 0        18,834        74,458

    LESS: ACCUMULATED DEPRECIATION
      AND AMORTIZATION                                     10,084        3,906,139                             100           274
                                                     ----------------------------------------------------------------------------
      PROPERTY, PLANT AND EQUIPMENT-NET                     2,695        8,769,626                 0        18,734        74,184
                                                     ----------------------------------------------------------------------------
  INVESTMENT IN ASSOCIATED COMPANIES                    3,874,129
                                                     ----------------------------------------------------------------------------
CURRENT ASSETS:
  CASH AND CASH EQUIVALENTS                                    24           75,851           $    42         4,792         6,482
  SPECIAL DEPOSITS                                                             433
  ACCOUNTS RECEIVABLE-OTHER                                 4,086           23,858                          11,095           292
  ACCRUED UNBILLED REVENUES                                                 59,017
  ACCOUNTS RECEIVABLE FROM ASSOCIATED COMPANIES            13,285            2,845                 2          (121)        1,033
  NOTES RECEIVABLE FROM ASSOCIATED COMPANIES              131,769                                300
  DIVIDEND RECEIVABLE                                      10,313
  FUEL STOCK                                                                59,699
  MATERIALS & SUPPLIES, AT AVERAGE COST                                    137,584                             349
  OTHER                                                     5,087           11,876                           1,565
                                                     -----------------------------------------------------------------------------
    TOTAL CURRENT ASSETS                                  164,564          371,163               344        17,680         7,807
                                                     -----------------------------------------------------------------------------
OTHER ASSETS:
  INVESTMENT IN EQUITY SECURITIES                       1,027,875
  DEFERRED PLANT COSTS-NET                                                 613,134
  DEFERRED DEBITS                                          27,723          290,012            11,808         7,840         2,236
  UNAMORTIZED DEBT EXPENSE AND PREMIUM ON REACQUIRED
    DEBT                                                    1,826          159,962
  EQUITY INVESTMENTS IN AND ADVANCES TO FOREIGN AND
    NON-REGULATED AFFILIATES                                                                                63,350
  REGULATORY TAX ASSET-NET                                                 228,587
  RECOVERABLE PROJECT COSTS-NET                                            232,775
                                                     -----------------------------------------------------------------------------
    TOTAL OTHER ASSETS                                  1,057,424        1,524,470            11,808        71,190         2,236
                                                     -----------------------------------------------------------------------------
      TOTAL                                            $5,098,812      $10,665,259           $12,152      $107,604       $84,227
                                                     =============================================================================

                                   17 of 34

                                                                     EXHIBIT A-2

               HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1995
                            (THOUSANDS OF DOLLARS)


                                                                                                    ELIMINATIONS/
                                                        HIDI         HIPI         URS       PFI      RECLASSES     CONSOLIDATED
--------------------------------------------------------------------------------------------------------------------------------
ASSETS:
  PROPERTY, PLANT AND EQUIPMENT, AT COST:
    ELECTRIC PLANT                                                                                                   $12,458,161
    NUCLEAR FUEL                                                                                                         217,604
    OTHER PROPERTY                                                   $  1                           $      (448)         105,624
                                                     ----------------------------------------------------------------------------
      TOTAL PROPERTY, PLANT AND EQUIPMENT                    0          1            0         0           (448)      12,781,389

    LESS: ACCUMULATED DEPRECIATION
      AND AMORTIZATION                                                 59                                  (116)       3,916,540
                                                     ----------------------------------------------------------------------------
      PROPERTY, PLANT AND EQUIPMENT-NET                      0        (58)           0         0           (332)       8,864,849
                                                     ----------------------------------------------------------------------------
  INVESTMENT IN ASSOCIATED COMPANIES                  $150,978                                       (4,025,107)
                                                     ----------------------------------------------------------------------------
CURRENT ASSETS:
  CASH AND CASH EQUIVALENTS                                 34         47         $  8                  (75,501)          11,779
  SPECIAL DEPOSITS                                                                                                           433
  ACCOUNTS RECEIVABLE-OTHER                                            54          250                                    39,635
  ACCRUED UNBILLED REVENUES                                                                                               59,017
  ACCOUNTS RECEIVABLE FROM ASSOCIATED COMPANIES                                      0                  (17,044)
  NOTES RECEIVABLE FROM ASSOCIATED COMPANIES                                                           (132,069)
  DIVIDEND RECEIVABLE                                                                                                     10,313
  FUEL STOCK                                                                                                              59,699
  MATERIALS & SUPPLIES, AT AVERAGE COST                                74                                                138,007
  OTHER                                                                34                                                 18,562
                                                     -----------------------------------------------------------------------------
    TOTAL CURRENT ASSETS                                    34        209          258         0       (224,614)         337,445
                                                     -----------------------------------------------------------------------------
OTHER ASSETS:
  INVESTMENT IN EQUITY SECURITIES                                                                                      1,027,875
  DEFERRED PLANT COSTS-NET                                                                                               613,134
  DEFERRED DEBITS                                                     408            0                  (22,812)         317,215
  UNAMORTIZED DEBT EXPENSE AND PREMIUM ON REACQUIRED
    DEBT                                                                                                                 161,788
  EQUITY INVESTMENTS IN AND ADVANCES TO FOREIGN AND
    NON-REGULATED AFFILIATES                                                                                              63,350
  REGULATORY TAX ASSET-NET                                                                                               228,587
  RECOVERABLE PROJECT COSTS-NET                                                                                          232,775
                                                     -----------------------------------------------------------------------------
    TOTAL OTHER ASSETS                                       0        408            0         0         (22,812)      2,644,724
                                                     -----------------------------------------------------------------------------
      TOTAL                                           $151,012       $559         $258        $0     $(4,272,865)    $11,847,018
                                                     =============================================================================

                                   18 of 34

                                                                     EXHIBIT A-2

               HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATING BALANCE SHEET - LIABILITIES
                               DECEMBER 31, 1995
                            (THOUSANDS OF DOLLARS)


                                                        HII            HL&P             DVI            HIEI            HIBI
--------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:
  SHAREHOLDERS' EQUITY:
    COMMON STOCK                                      $2,441,790      $ 1,675,927       $ 23,867         $ 62,926      $       1
    UNEARNED ESOP SHARES                                (268,405)
    UNREALIZED GAIN/LOSS ON EQUITY SECURITIES             (3,494)
    RETAINED EARNINGS                                  1,972,164        2,150,086        (10,398)         (22,186)        (2,321)
    PREFERRED STOCK                                                       402,400
                                                   ------------------------------------------------------------------------------
      TOTAL SHAREHOLDERS' EQUITY                       4,142,055        4,228,413         13,470           40,740         (2,320)
                                                   ------------------------------------------------------------------------------
  LONG-TERM DEBT:
    FIRST MORTGAGE BONDS                                                2,979,293
    OTHER LONG-TERM DEBT-NET                             348,913           10,216
                                                   ------------------------------------------------------------------------------
      TOTAL LONG-TERM DEBT                               348,913        2,989,509              0                0              0
                                                   ------------------------------------------------------------------------------
        TOTAL CAPITALIZATION                           4,490,968        7,217,922         13,470           40,740         (2,320)
                                                   ------------------------------------------------------------------------------
  CURRENT LIABILITIES:
    NOTES PAYABLE                                          6,300
    NOTES PAYABLE TO ASSOCIATED COMPANIES                 75,800                                           53,400         78,013
    ACCOUNTS PAYABLE                                       3,945          119,032                           6,278          6,746
    ACCOUNTS PAYABLE TO ASSOCIATED COMPANIES                 678            6,982              5            4,004          1,129
    TAXES ACCRUED                                        (58,084)         192,673         (1,648)          (6,085)          (147)
    INTEREST ACCRUED                                       8,556           70,823                               0
    DIVIDENDS ACCRUED                                     98,502
    ACCRUED LIABILITIES TO MUNICIPALITIES                                  20,773
    CURRENT PORTION OF LONG-TERM DEBT AND
      PREFERRED STOCK                                    200,000          179,451
    OTHER                                                    960          115,731                           2,136              4
                                                   ------------------------------------------------------------------------------
      TOTAL CURRENT LIABILITIES                          336,657          705,465         (1,643)          59,733         85,745
                                                   ------------------------------------------------------------------------------
  DEFERRED CREDITS:
    ACCUMULATED DEFERRED INCOME TAXES                    202,390        1,947,488             99             (865)           773
    UNAMORTIZED INVESTMENT TAX CREDIT                                     392,153
    OTHER                                                 68,797          402,231            226            7,996             30
                                                   ------------------------------------------------------------------------------
      TOTAL DEFERRED CREDITS                             271,187        2,741,872            325            7,131            803
                                                   ------------------------------------------------------------------------------
        TOTAL                                         $5,098,812      $10,665,259       $ 12,152         $107,604        $84,227
                                                   ==============================================================================

                                   19 of 34

                                                                     EXHIBIT A-2

               HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATING BALANCE SHEET - LIABILITIES
                               DECEMBER 31, 1995
                            (THOUSANDS OF DOLLARS)

                                                                                                  ELIMINATIONS/
                                                        HIDI        HIPI        URS        PFI      RECLASSES      CONSOLIDATED
--------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:
  SHAREHOLDERS' EQUITY:
    COMMON STOCK                                      $151,002     $ 441      $ 6,160    $     5    $(1,920,330)    $ 2,441,790
    UNEARNED ESOP SHARES                                                                                               (268,405)
    UNREALIZED GAIN/LOSS ON EQUITY SECURITIES                                                                            (3,494)
    RETAINED EARNINGS                                       16      (591)      (5,486)    (4,344)    (2,104,827)      1,972,114
    PREFERRED STOCK                                                                                                     402,400
                                                   ------------------------------------------------------------------------------
      TOTAL SHAREHOLDERS' EQUITY                       151,019      (150)         674     (4,339)    (4,025,157)      4,544,405
                                                   ------------------------------------------------------------------------------
  LONG-TERM DEBT:
    FIRST MORTGAGE BONDS                                                                                              2,979,293
    OTHER LONG-TERM DEBT-NET                                                                                            359,129
                                                   ------------------------------------------------------------------------------
      TOTAL LONG-TERM DEBT                                   0         0            0          0                      3,338,422
                                                   ------------------------------------------------------------------------------
        TOTAL CAPITALIZATION                           151,019      (150)         674     (4,339)    (4,025,157)      7,882,827
                                                   ------------------------------------------------------------------------------
  CURRENT LIABILITIES:
    NOTES PAYABLE                                                                                                         6,300
    NOTES PAYABLE TO ASSOCIATED COMPANIES                                         357                  (207,570)
    ACCOUNTS PAYABLE                                         0         7                                                136,008
    ACCOUNTS PAYABLE TO ASSOCIATED COMPANIES                         759          127                   (13,684)
    TAXES ACCRUED                                           (7)      (72)        (711)     2,491         46,515         174,925
    INTEREST ACCRUED                                                                0                         1          79,380
    DIVIDENDS ACCRUED                                                                                                    98,502
    ACCRUED LIABILITIES TO MUNICIPALITIES                                                                                20,773
    CURRENT PORTION OF LONG-TERM DEBT AND
      PREFERRED STOCK                                                                                                   379,451
    OTHER                                                             22                   1,392              1         120,246
                                                   ------------------------------------------------------------------------------
      TOTAL CURRENT LIABILITIES                             (7)      716         (227)     3,883       (174,737)      1,015,585
                                                   ------------------------------------------------------------------------------
  DEFERRED CREDITS:
    ACCUMULATED DEFERRED INCOME TAXES                                 (7)        (189)       456        (72,969)      2,077,176
    UNAMORTIZED INVESTMENT TAX CREDIT                                                                                   392,153
    OTHER                                                                                                    (2)        479,277
                                                   ------------------------------------------------------------------------------
      TOTAL DEFERRED CREDITS                                 0        (7)        (189)       456        (72,971)      2,948,606
                                                   ------------------------------------------------------------------------------
        TOTAL                                         $151,012     $ 559      $   258    $     0    $(4,272,865)    $11,847,018
                                                   ==============================================================================

                                   20 of 34

               HOUSTON INDUSTRIES ENERGY, INC. AND SUBSIDIARIES
           CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                     TWELVE MONTHS ENDED DECEMBER 31, 1995
                            (THOUSANDS OF DOLLARS)



                                                                                HOUSTON
                                                               HOUSTON        INDUSTRIES                         HOUSTON
                                                              INDUSTRIES       ENERGY -         HIE FORD      ARGENTINA S.A.
                                                             ENERGY, INC.   DEER PARK, INC.   HEIGHTS, INC.    CONSOLIDATED
                                                           -------------------------------------------------------------------
REVENUE:
      ELECTRIC SALES
      OPERATING REVENUE                                           $  6,843           $2,418            $ 150          $2,183
                                                           -------------------------------------------------------------------
     TOTAL REVENUES                                                  6,843            2,418              150           2,183
                                                           -------------------------------------------------------------------

OPERATING EXPENSES:
      ADMINISTRATIVE & GENERAL                                      28,003            1,410               21           1,293
      DEPRECIATION & AMORTIZATION                                      123
      OTHER TAXES                                                      578               10
      OTHER OPERATING EXPENSES
                                                           -------------------------------------------------------------------
     TOTAL OPERATING EXPENSES                                       28,704            1,420               21           1,293
                                                           -------------------------------------------------------------------
OPERATING INCOME (LOSS)                                            (21,861)             998              129             890
                                                           -------------------------------------------------------------------
OTHER INCOME (EXPENSE):
     INTEREST INCOME                                                 4,878
     OTHER - NET                                                                                           0            (837)
                                                           -------------------------------------------------------------------
     TOTAL OTHER INCOME (EXPENSE)                                    4,878                0                0            (837)
                                                           -------------------------------------------------------------------
FIXED CHARGES:
    OTHER INTEREST                                                   1,064
                                                           -------------------------------------------------------------------
       TOTAL FIXED CHARGES                                           1,064
                                                           -------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                  (18,047)             998              129              53

INCOME TAXES                                                        (6,367)             349               45            (271)
                                                           -------------------------------------------------------------------
NET INCOME (LOSS)                                                  (11,680)             649               84             324

EQUITY IN EARNINGS OF SUBSIDIARIES                                  (1,554)
                                                           -------------------------------------------------------------------
NET INCREASE (DECREASE) IN RETAINED EARNINGS                       (13,234)             649               84             324

RETAINED EARNINGS (DEFICIT) AT BEGINNING OF PERIOD                  (8,941)              (9)             554             589

ADJUSTMENT TO RETAINED EARNINGS                                        (11)               9
                                                           -------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT END OF PERIOD                      $(22,186)          $  649            $ 638          $  913
                                                           ===================================================================
EARNINGS (LOSS) PER COMMON SHARE (1)                              $  (0.05)          $ 0.00            $0.00          $ 0.00
                                                           ===================================================================

   (BASED ON WEIGHTED AVERAGE COMMON
    SHARES OUTSTANDING OF HOUSTON
    INDUSTRIES INCORPORATED (000) -                247,706





                                                                             HOUSTON
                                                            INDUSTRIAS      INDUSTRIES
                                                          ELECTRICAS DE      ENERGY -
                                                           HOUSTON S.A.    INDIA, INC.    ELIMINATIONS/
                                                           CONSOLIDATED    CONSOLIDATED     RECLASSES      CONSOLIDATED
                                                          ---------------------------------------------------------------
REVENUE:
      ELECTRIC SALES                                             $36,097                                        $ 36,097
      OPERATING REVENUE                                                                                           11,594
                                                          ---------------------------------------------------------------
     TOTAL REVENUES                                               36,097               0               0          47,691
                                                          ---------------------------------------------------------------

OPERATING EXPENSES:
      ADMINISTRATIVE & GENERAL                                    22,172           $ 204                          53,103
      DEPRECIATION & AMORTIZATION                                  1,944                                           2,067
      OTHER TAXES                                                                                                    588
      OTHER OPERATING EXPENSES                                    17,380                                          17,380
                                                          ---------------------------------------------------------------
     TOTAL OPERATING EXPENSES                                     41,496             204               0          73,138
                                                          ---------------------------------------------------------------
OPERATING INCOME (LOSS)                                           (5,399)           (204)              0         (25,447)
                                                          ---------------------------------------------------------------
OTHER INCOME (EXPENSE):
     INTEREST INCOME                                                                                               4,878
     OTHER - NET                                                     158               0                            (679)
                                                          ---------------------------------------------------------------
     TOTAL OTHER INCOME (EXPENSE)                                    158               0               0           4,199
                                                          ---------------------------------------------------------------
FIXED CHARGES:
    OTHER INTEREST                                                                                                 1,064
                                                          ---------------------------------------------------------------
       TOTAL FIXED CHARGES                                                                                         1,064
                                                          ---------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                 (5,241)           (204)              0         (22,313)

INCOME TAXES                                                      (1,691)                                         (7,934)
                                                          ---------------------------------------------------------------
NET INCOME (LOSS)                                                 (3,550)           (204)                        (14,379)

EQUITY IN EARNINGS OF SUBSIDIARIES                                                                $1,554
                                                          ---------------------------------------------------------------
NET INCREASE (DECREASE) IN RETAINED EARNINGS                      (3,550)           (204)          1,554         (14,379)

RETAINED EARNINGS (DEFICIT) AT BEGINNING OF PERIOD                                                                (7,807)

ADJUSTMENT TO RETAINED EARNINGS                                                                        2
                                                          ---------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT END OF PERIOD                     $(3,550)          $(204)         $1,556        $(22,186)
                                                          ===============================================================
EARNINGS (LOSS) PER COMMON SHARE (1)                              ($0.01)          $0.00                        $  (0.06)
                                                          ===============================================================



                                    21 of 34

               HOUSTON INDUSTRIES ENERGY, INC. AND SUBSIDIARIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1995
                            (THOUSANDS OF DOLLARS)



                                                                                HOUSTON
                                                               HOUSTON        INDUSTRIES                         HOUSTON
                                                              INDUSTRIES       ENERGY -         HIE FORD      ARGENTINA S.A.
                                                             ENERGY, INC.   DEER PARK, INC.   HEIGHTS, INC.    CONSOLIDATED
                                                           ------------------------------------------------------------------
ASSETS:

    PROPERTY, PLANT, AND EQUIPMENT, AT COST:
       OTHER PROPERTY                                              $   363                                           $ 6,123
                                                           ------------------------------------------------------------------
          TOTAL PROPERTY, PLANT AND EQUIPMENT                          363                                             6,123

       LESS:  ACCUMULATED DEPRECIATION
              AND AMORTIZATION                                         100
                                                           ------------------------------------------------------------------
          PROPERTY, PLANT AND EQUIPMENT- NET                           263                                             6,123
                                                           ------------------------------------------------------------------
    CURRENT ASSETS:
       CASH AND CASH EQUIVALENTS                                       334           $  879           $  906           1,671
       ACCOUNTS RECEIVABLE - OTHER                                   2,158              587              323             695
       ACCOUNTS RECEIVABLE FROM ASSOCIATED COMPANIES                (1,254)                                           28,169
       NOTES RECEIVABLE FROM ASSOCIATED COMPANIES                    2,000
       MATERIALS AND SUPPLIES AT AVERAGE COST
       OTHER                                                                                                             168
                                                           ------------------------------------------------------------------
          TOTAL CURRENT ASSETS                                       3,238            1,467            1,229          30,703
                                                           ------------------------------------------------------------------
    OTHER ASSETS:
       DEFERRED DEBITS                                               3,530                                               342
       EQUITY INVESTMENT IN AND ADVANCES TO CGE-L.L.C.              28,460                               400
       EQUITY INVESTMENT IN SUBSIDIARY                                 649
       EQUITY INVESTMENT IN AND ADVANCES TO FOREIGN
            ELECTRIC UTILITY                                        62,757                                            26,644
                                                           ------------------------------------------------------------------
          TOTAL OTHER ASSETS                                        95,396                               400          26,986
                                                           ------------------------------------------------------------------
             TOTAL                                                 $98,897           $1,467           $1,629         $63,812
                                                           ==================================================================





                                                                               HOUSTON
                                                             INDUSTRIAS       INDUSTRIES
                                                            ELECTRICAS DE      ENERGY -
                                                             HOUSTON S.A.    INDIA, INC.     ELIMINATIONS/
                                                             CONSOLIDATED    CONSOLIDATED      RECLASSES     CONSOLIDATED
                                                           --------------------------------------------------------------
ASSETS:

    PROPERTY, PLANT, AND EQUIPMENT, AT COST:
       OTHER PROPERTY                                           $12,315          $   33                        $ 18,834
                                                           --------------------------------------------------------------
          TOTAL PROPERTY, PLANT AND EQUIPMENT                    12,315              33                          18,834

       LESS:  ACCUMULATED DEPRECIATION
              AND AMORTIZATION                                                                                      100
                                                           --------------------------------------------------------------
          PROPERTY, PLANT AND EQUIPMENT- NET                     12,315              33                          18,734
                                                           --------------------------------------------------------------
    CURRENT ASSETS:
       CASH AND CASH EQUIVALENTS                                    509             505        $    (12)          4,792
       ACCOUNTS RECEIVABLE - OTHER                                7,332                                          11,095
       ACCOUNTS RECEIVABLE FROM ASSOCIATED COMPANIES                                            (27,036)           (121)
       NOTES RECEIVABLE FROM ASSOCIATED COMPANIES                                                (2,000)
       MATERIALS AND SUPPLIES AT AVERAGE COST                       349                                             349
       OTHER                                                      1,397                                           1,565
                                                           --------------------------------------------------------------
          TOTAL CURRENT ASSETS                                    9,587             505         (29,048)         17,680
                                                           --------------------------------------------------------------
    OTHER ASSETS:
       DEFERRED DEBITS                                               68                           3,900           7,840
       EQUITY INVESTMENT IN AND ADVANCES TO CGE-L.L.C.                                           (1,448)         27,412
       EQUITY INVESTMENT IN SUBSIDIARY                                                             (649)
       EQUITY INVESTMENT IN AND ADVANCES TO FOREIGN
            ELECTRIC UTILITY                                                      3,492         (56,953)         35,938
                                                           --------------------------------------------------------------
          TOTAL OTHER ASSETS                                         68           3,492         (55,150)         71,190
                                                           --------------------------------------------------------------
             TOTAL                                              $21,970          $4,030        $(84,198)       $107,604
                                                           ==============================================================




                                    22 of 34

               HOUSTON INDUSTRIES ENERGY, INC. AND SUBSIDIARIES
                   CONSOLIDATING BALANCE SHEET - LIABILITIES
                               DECEMBER 31, 1995
                            (THOUSANDS OF DOLLARS)

                                                                               HOUSTON
                                                              HOUSTON        INDUSTRIES                         HOUSTON
                                                             INDUSTRIES       ENERGY -         HIE FORD      ARGENTINA S.A.
                                                            ENERGY, INC.   DEER PARK, INC.   HEIGHTS, INC.    CONSOLIDATED
                                                          -------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:

   SHAREHOLDERS' EQUITY:
      COMMON STOCK                                               $ 62,926                            $  400         $63,207
      RETAINED EARNINGS                                           (22,186)          $  649              638             913
                                                          -------------------------------------------------------------------
         TOTAL SHAREHOLDERS' EQUITY                                40,740              649            1,038          64,120
                                                          -------------------------------------------------------------------
   CURRENT LIABILITIES:
      NOTES PAYABLE TO ASSOCIATED COMPANIES                        53,400
      ACCOUNTS PAYABLE                                              1,115              378                              634
      ACCOUNTS PAYABLE TO ASSOCIATED COMPANIES                      3,921               83              248               9
      TAXES ACCRUED                                                (5,361)             357               33            (951)
      OTHER
                                                          -------------------------------------------------------------------
         TOTAL CURRENT LIABILITIES                                 53,075              818              281            (308)
                                                          -------------------------------------------------------------------
   DEFERRED CREDITS:
      ACCUMULATED DEFERRED INCOME TAXES                            (1,175)                              310
      OTHER                                                         6,257
                                                          -------------------------------------------------------------------
         TOTAL DEFERRED CREDITS                                     5,082                               310
                                                          -------------------------------------------------------------------
            TOTAL                                                $ 98,897           $1,467           $1,629         $63,812
                                                          ===================================================================



                                                                             HOUSTON
                                                            INDUSTRIAS      INDUSTRIES
                                                          ELECTRICAS DE      ENERGY -
                                                           HOUSTON S.A.    INDIA, INC.    ELIMINATIONS/
                                                           CONSOLIDATED    CONSOLIDATED     RECLASSES      CONSOLIDATED
                                                          ---------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:

    SHAREHOLDERS' EQUITY:
       COMMON STOCK                                              $15,667          $4,224        $(83,498)       $ 62,926
       RETAINED EARNINGS                                          (3,550)           (204)          1,556         (22,186)
                                                          ---------------------------------------------------------------
          TOTAL SHAREHOLDERS' EQUITY                              12,117           4,020         (81,941)         40,740
                                                          ---------------------------------------------------------------
    CURRENT LIABILITIES:
       NOTES PAYABLE TO ASSOCIATED COMPANIES                       2,000                          (2,000)         53,400
       ACCOUNTS PAYABLE                                            4,151                                           6,278
       ACCOUNTS PAYABLE TO ASSOCIATED COMPANIES                                                     (257)          4,004
       TAXES ACCRUED                                                (163)                                         (6,085)
       OTHER                                                       2,126              10                           2,136
                                                          ---------------------------------------------------------------
          TOTAL CURRENT LIABILITIES                                8,114              10          (2,257)         59,733
                                                          ---------------------------------------------------------------
    DEFERRED CREDITS:
       ACCUMULATED DEFERRED INCOME TAXES                                                                            (865)
       OTHER                                                       1,739                                           7,996
                                                          ---------------------------------------------------------------
          TOTAL DEFERRED CREDITS                                   1,739                                           7,131
                                                          ---------------------------------------------------------------
             TOTAL                                               $21,970          $4,030        $(84,198)       $107,604
                                                          ===============================================================



                                    23 of 34

                   HOUSTON ARGENTINA S.A. AND SUBSIDIARIES
           CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                     TWELVE MONTHS ENDED DECEMBER 31, 1995
                            (THOUSANDS OF DOLLARS)



                                                               HOUSTON            HIE              HIE
                                                            ARGENTINA S.A.   ARGENER S.A.       OPCO S.A.
                                                           ---------------------------------------------------

OPERATING REVENUES                                                 $ 1,881                            $  302

OPERATING EXPENSES:
      ADMINISTRATIVE AND GENERAL                                       757           $  204              332
                                                           ---------------------------------------------------
OPERATING INCOME (LOSS)                                              1,124             (204)             (30)
                                                           ---------------------------------------------------
OTHER INCOME (EXPENSE) - NET                                          (837)
                                                           ---------------------------------------------------
FIXED CHARGES:
    OTHER INTEREST
                                                           ---------------------------------------------------
       TOTAL FIXED CHARGES
                                                           ---------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                      287             (204)             (30)

INCOME TAXES                                                          (201)             (61)              (9)
                                                           ---------------------------------------------------
NET INCOME (LOSS)                                                      488             (143)             (21)

EQUITY IN EARNINGS OF SUBSIDIARIES                                  11,092
                                                           ---------------------------------------------------
NET INCREASE (DECREASE) IN RETAINED EARNINGS                        11,580             (143)             (21)

RETAINED EARNINGS (DEFICIT) AT BEGINNING OF PERIOD                     589
                                                           ---------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT END OF PERIOD                       $12,169           $ (143)          $  (21)
                                                           ===================================================
EARNINGS (LOSS) PER COMMON SHARE (1)                               $  0.00           $(0.00)          $(0.00)
                                                           ===================================================

 (1) BASED ON WEIGHTED AVERAGE COMMON
     SHARES OUTSTANDING OF HOUSTON
     INDUSTRIES INCORPORATED (000) -                247,706


                                                           ELIMINATIONS/
                                                             RECLASSES      CONSOLIDATED
                                                           -------------------------------

OPERATING REVENUES                                                                 $2,183

OPERATING EXPENSES:
      ADMINISTRATIVE AND GENERAL                                                    1,293
                                                           -------------------------------
OPERATING INCOME (LOSS)                                                               890
                                                           -------------------------------
OTHER INCOME (EXPENSE) - NET                                                         (837)
                                                           -------------------------------
FIXED CHARGES:
    OTHER INTEREST
                                                           -------------------------------
       TOTAL FIXED CHARGES
                                                           -------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                                      53

INCOME TAXES                                                                         (271)
                                                           -------------------------------
NET INCOME (LOSS)                                                                     324

EQUITY IN EARNINGS OF SUBSIDIARIES                               $(11,092)
                                                           -------------------------------
NET INCREASE (DECREASE) IN RETAINED EARNINGS                      (11,092)            324

RETAINED EARNINGS (DEFICIT) AT BEGINNING OF PERIOD                                    589
                                                           -------------------------------
RETAINED EARNINGS (DEFICIT) AT END OF PERIOD                     $(11,092)         $  913
                                                           ===============================
EARNINGS (LOSS) PER COMMON SHARE (1)                                               $ 0.00
                                                           ===============================


                                    24 of 34

                    HOUSTON ARGENTINA S.A. AND SUBSIDIARIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1995
                            (THOUSANDS OF DOLLARS)



                                                               HOUSTON            HIE              HIE
                                                            ARGENTINA S.A.   ARGENER S.A.       OPCO S.A.
                                                           ---------------------------------------------------
ASSETS:

    PROPERTY, PLANT, AND EQUIPMENT, AT COST:
       OTHER PROPERTY                                              $     2           $6,100             $ 21
                                                           ---------------------------------------------------
          TOTAL PROPERTY, PLANT AND EQUIPMENT                            2            6,100               21

       LESS:  ACCUMULATED DEPRECIATION
              AND AMORTIZATION
                                                           ---------------------------------------------------
          PROPERTY, PLANT AND EQUIPMENT- NET                             2            6,100               21
                                                           ---------------------------------------------------
    CURRENT ASSETS:
       CASH AND CASH EQUIVALENTS                                     1,447              176               48
       ACCOUNTS RECEIVABLE - CUSTOMERS                                   0
       ACCOUNTS RECEIVABLE - OTHER                                     520                               175
       ACCOUNTS RECEIVABLE FROM ASSOCIATED COMPANIES                28,179
       NOTES RECEIVABLE FROM ASSOCIATED COMPANIES
       OTHER                                                           168               12               12
                                                           ---------------------------------------------------
          TOTAL CURRENT ASSETS                                      30,314              188              235
                                                           ---------------------------------------------------
    OTHER ASSETS:
       DEFERRED DEBITS                                                 238              104
       CONSTRUCTION WORK IN PROGRESS
       EQUITY INVESTMENT IN FOREIGN ELECTRIC UTILITY                44,721
                                                           ---------------------------------------------------
          TOTAL OTHER ASSETS                                        44,959              104
                                                           ---------------------------------------------------
             TOTAL                                                 $75,275           $6,392             $256
                                                           ===================================================


                                                           ELIMINATIONS/
                                                             RECLASSES      CONSOLIDATED
                                                           -------------------------------
ASSETS:

    PROPERTY, PLANT, AND EQUIPMENT, AT COST:
       OTHER PROPERTY                                                             $ 6,123
                                                           -------------------------------
          TOTAL PROPERTY, PLANT AND EQUIPMENT                                       6,123

       LESS:  ACCUMULATED DEPRECIATION
              AND AMORTIZATION
                                                           -------------------------------
          PROPERTY, PLANT AND EQUIPMENT- NET                            0           6,123
                                                           -------------------------------
    CURRENT ASSETS:
       CASH AND CASH EQUIVALENTS                                                    1,671
       ACCOUNTS RECEIVABLE - CUSTOMERS
       ACCOUNTS RECEIVABLE - OTHER                                                    695
       ACCOUNTS RECEIVABLE FROM ASSOCIATED COMPANIES             $    (10)         28,169
       NOTES RECEIVABLE FROM ASSOCIATED COMPANIES
       OTHER                                                          (24)            168
                                                           -------------------------------
          TOTAL CURRENT ASSETS                                        (34)         30,703
                                                           -------------------------------
    OTHER ASSETS:
       DEFERRED DEBITS                                                                342
       CONSTRUCTION WORK IN PROGRESS
       EQUITY INVESTMENT IN FOREIGN ELECTRIC UTILITY              (18,077)         26,644
                                                           -------------------------------
          TOTAL OTHER ASSETS                                      (18,077)         26,986
                                                           -------------------------------
             TOTAL                                               $(18,111)        $63,812
                                                           ===============================


                                    25 of 34

                    HOUSTON ARGENTINA S.A. AND SUBSIDIARIES
                   CONSOLIDATING BALANCE SHEET - LIABILITIES
                             DECEMBER 31, 1995
                          (THOUSANDS OF DOLLARS)



                                                               HOUSTON            HIE              HIE
                                                            ARGENTINA S.A.   ARGENER S.A.       OPCO S.A.
                                                           ---------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:

    SHAREHOLDERS' EQUITY:
       COMMON STOCK                                                $63,207           $6,797             $ 12
       RETAINED EARNINGS                                            12,169             (143)             (21)
                                                           ---------------------------------------------------
          TOTAL SHAREHOLDERS' EQUITY                                75,376            6,654               (9)
                                                           ---------------------------------------------------
    CURRENT LIABILITIES:
       NOTES PAYABLE TO ASSOCIATED COMPANIES
       ACCOUNTS PAYABLE                                                127              486               21
       ACCOUNTS PAYABLE TO ASSOCIATED COMPANIES                          9                1              209
       TAXES ACCRUED                                                  (237)            (749)              35
       INTEREST ACCRUED
                                                           ---------------------------------------------------
          TOTAL CURRENT LIABILITIES                                   (101)            (262)             265
                                                           ---------------------------------------------------
    DEFERRED CREDITS:
       ACCUMULATED DEFERRED INCOME TAXES
       OTHER
                                                           ---------------------------------------------------
          TOTAL DEFERRED CREDITS                                         0                0                0
                                                           ---------------------------------------------------
             TOTAL                                                 $75,275           $6,392             $256
                                                           ===================================================


                                                           ELIMINATIONS/
                                                             RECLASSES      CONSOLIDATED
                                                           -------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:

    SHAREHOLDERS' EQUITY:
       COMMON STOCK                                              $ (6,809)        $63,207
       RETAINED EARNINGS                                          (11,092)            913
                                                           -------------------------------
          TOTAL SHAREHOLDERS' EQUITY                              (17,901)         64,120
                                                           -------------------------------
    CURRENT LIABILITIES:
       NOTES PAYABLE TO ASSOCIATED COMPANIES
       ACCOUNTS PAYABLE                                                               634
       ACCOUNTS PAYABLE TO ASSOCIATED COMPANIES                      (210)              9
       TAXES ACCRUED                                                                 (951)
       INTEREST ACCRUED
                                                           -------------------------------
          TOTAL CURRENT LIABILITIES                                  (210)           (308)
                                                           -------------------------------
    DEFERRED CREDITS:
       ACCUMULATED DEFERRED INCOME TAXES
       OTHER
                                                           -------------------------------
          TOTAL DEFERRED CREDITS                                        0               0
                                                           -------------------------------
             TOTAL                                               $(18,111)        $63,812
                                                           ===============================



                                    26 of 34

             INDUSTRIAS ELECTRICAS DE HOUSTON S.A. AND SUBSIDIARY
           CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                     TWELVE MONTHS ENDED DECEMBER 31, 1995
                            (THOUSANDS OF DOLLARS)




                                                                                EMPRESA
                                                                             DISTRIBUIDORA
                                                              INDUSTRIAS    DE ELECTRICIDAD
                                                            ELECTRICAS DE   DE SANTIAGO DEL   ELIMINATIONS/
                                                             HOUSTON S.A.     ESTERO S.A.       RECLASSES      CONSOLIDATED
                                                           ------------------------------------------------------------------
ELECTRIC SALES                                                                      $36,097                          $36,097

OPERATING EXPENSES:
      ADMINISTRATIVE & GENERAL                                                       22,172                           22,172
      DEPRECIATION & AMORTIZATION                                                     1,944                            1,944
      OTHER OPERATING EXPENSES                                                       17,380                           17,380
                                                           ------------------------------------------------------------------
     TOTAL                                                                           41,496                           41,496
                                                           ------------------------------------------------------------------
OPERATING INCOME (LOSS)                                                              (5,399)                          (5,399)
                                                           ------------------------------------------------------------------
OTHER INCOME (EXPENSE) - NET                                                            158                              158
                                                           ------------------------------------------------------------------
FIXED CHARGES:
    OTHER INTEREST
                                                           ------------------------------------------------------------------
       TOTAL FIXED CHARGES
                                                           ------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                                    (5,241)                          (5,241)

INCOME TAXES                                                                         (1,691)                          (1,691)
                                                           ------------------------------------------------------------------
NET INCOME (LOSS)                                                                    (3,550)                          (3,550)

EQUITY IN EARNINGS OF SUBSIDIARIES                                 $(3,550)                           $3,550

NET INCREASE (DECREASE) IN RETAINED EARNINGS                        (3,550)          (3,550)           3,550          (3,550)
                                                           ------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT BEGINNING OF PERIOD
                                                           ------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT END OF PERIOD                       $(3,550)         $(3,550)          $3,550         $(3,550)
                                                           ==================================================================
EARNINGS (LOSS) PER COMMON SHARE (1)                               $  0.00          $ (0.01)                         $ (0.01)
                                                           ==================================================================

  (1) BASED ON WEIGHTED AVERAGE COMMON
      SHARES OUTSTANDING OF HOUSTON
      INDUSTRIES INCORPORATED (000) -                247,706


                                    27 of 34

             INDUSTRIAS ELECTRICAS DE HOUSTON S.A. AND SUBSIDIARY
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1995
                            (THOUSANDS OF DOLLARS)


                                                                                EMPRESA
                                                                             DISTRIBUIDORA
                                                              INDUSTRIAS    DE ELECTRICIDAD
                                                            ELECTRICAS DE   DE SANTIAGO DEL   ELIMINATIONS/
                                                             HOUSTON S.A.     ESTERO S.A.       RECLASSES      CONSOLIDATED
                                                           ------------------------------------------------------------------
ASSETS:

    PROPERTY, PLANT, AND EQUIPMENT, AT COST:
       OTHER PROPERTY                                                               $12,315                          $12,315
                                                           ------------------------------------------------------------------
          TOTAL PROPERTY, PLANT AND EQUIPMENT                            0           12,315                0          12,315

       LESS:  ACCUMULATED DEPRECIATION
              AND AMORTIZATION
                                                           ------------------------------------------------------------------
          PROPERTY, PLANT AND EQUIPMENT - NET                            0           12,315                0          12,315
                                                           ------------------------------------------------------------------
    CURRENT ASSETS:
       CASH AND CASH EQUIVALENTS                                                        509                              509
       ACCOUNTS RECEIVABLE - CUSTOMERS
       ACCOUNTS RECEIVABLE - OTHER                                                    7,332                            7,332
       ACCOUNTS RECEIVABLE FROM ASSOCIATED COMPANIES
       NOTES RECEIVABLE FROM ASSOCIATED COMPANIES                        0            1,700         $ (1,700)              0
       MATERIALS AND SUPPLIES AT AVERAGE COST                                           349                              349
       OTHER                                                                          1,397                            1,397
                                                           ------------------------------------------------------------------
          TOTAL CURRENT ASSETS                                           0           11,287           (1,700)          9,587
                                                           ------------------------------------------------------------------
    OTHER ASSETS:
       DEFERRED DEBITS                                                                   68                               68
       EQUITY INVESTMENT IN FOREIGN ELECTRIC UTILITY               $13,856                           (13,856)              0
                                                           ------------------------------------------------------------------
          TOTAL OTHER ASSETS                                        13,856               68          (13,856)             68
                                                           ------------------------------------------------------------------
             TOTAL                                                 $13,856          $23,670         $(15,556)        $21,970
                                                           ==================================================================


                                    28 of 34

             INDUSTRIAS ELECTRICAS DE HOUSTON S.A. AND SUBSIDIARY
                   CONSOLIDATING BALANCE SHEET - LIABILITIES
                               DECEMBER 31, 1995
                            (THOUSANDS OF DOLLARS)

                                                                                EMPRESA
                                                                             DISTRIBUIDORA
                                                              INDUSTRIAS    DE ELECTRICIDAD
                                                            ELECTRICAS DE   DE SANTIAGO DEL   ELIMINATIONS/
                                                             HOUSTON S.A.     ESTERO S.A.       RECLASSES      CONSOLIDATED
                                                           ------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:

    SHAREHOLDERS' EQUITY:
       COMMON STOCK                                                $17,406          $15,667         $(17,406)        $15,667
       RETAINED EARNINGS                                            (3,550)          (3,550)           3,550          (3,550)
                                                           ------------------------------------------------------------------
          TOTAL SHAREHOLDERS' EQUITY                                13,856           12,117          (13,856)         12,117
                                                           ------------------------------------------------------------------
    CURRENT LIABILITIES:
       NOTES PAYABLE TO ASSOCIATED COMPANIES                                          3,700           (1,700)          2,000
       ACCOUNTS PAYABLE                                                               4,151                            4,151
       ACCOUNTS PAYABLE TO ASSOCIATED COMPANIES
       TAXES ACCRUED                                                                   (163)                            (163)
       INTEREST ACCRUED
       OTHER                                                                          2,126                            2,126
                                                           ------------------------------------------------------------------
          TOTAL CURRENT LIABILITIES                                      0            9,814           (1,700)          8,114
                                                           ------------------------------------------------------------------
    DEFERRED CREDITS:
       ACCUMULATED DEFERRED INCOME TAXES
       OTHER                                                                          1,739                            1,739
                                                           ------------------------------------------------------------------
          TOTAL DEFERRED CREDITS                                         0            1,739                0           1,739
                                                           ------------------------------------------------------------------
             TOTAL                                                 $13,856          $23,670         $(15,556)        $21,970
                                                           ==================================================================


                                    29 of 34

            HOUSTON INDUSTRIES ENERGY - INDIA, INC. AND SUBSIDIARY
           CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                     TWELVE MONTHS ENDED DECEMBER 31, 1995
                            (THOUSANDS OF DOLLARS)


                                                               HOUSTON          HOUSTON
                                                              INDUSTRIES      INDUSTRIES
                                                               ENERGY -        ENERGY -       ELIMINATIONS/
                                                             INDIA, INC.      RAIN, INC.        RECLASSES      CONSOLIDATED
                                                           ------------------------------------------------------------------
OPERATING EXPENSES:
      ADMINISTRATIVE & GENERAL                                       $ 200            $   4                            $ 204
                                                           ------------------------------------------------------------------
OPERATING INCOME (LOSS)                                               (200)              (4)               0            (204)
                                                           ------------------------------------------------------------------
OTHER INCOME (EXPENSE) - NET
                                                           ------------------------------------------------------------------
FIXED CHARGES:
    OTHER INTEREST
                                                           ------------------------------------------------------------------
       TOTAL FIXED CHARGES
                                                           ------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                     (200)              (4)                            (204)

INCOME TAXES
                                                           ------------------------------------------------------------------
NET INCOME (LOSS)                                                     (200)              (4)                            (204)

EQUITY IN EARNINGS OF SUBSIDIARIES                                     (11)                              $11
                                                           ------------------------------------------------------------------
NET INCREASE (DECREASE) IN RETAINED EARNINGS                          (211)              (4)              11            (204)

RETAINED EARNINGS (DEFICIT) AT BEGINNING OF PERIOD         ------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT END OF PERIOD                         $(211)           $  (4)             $11           $(204)
                                                           ==================================================================
EARNINGS (LOSS) PER COMMON SHARE (1)                                 $0.00            $0.00                            $0.00
                                                           ==================================================================

  (1) BASED ON WEIGHTED AVERAGE COMMON
      SHARES OUTSTANDING OF HOUSTON
      INDUSTRIES INCORPORATED (000) -                247,706



                                    30 of 34

            HOUSTON INDUSTRIES ENERGY - INDIA, INC. AND SUBSIDIARY
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1995
                            (THOUSANDS OF DOLLARS)


                                                               HOUSTON          HOUSTON
                                                              INDUSTRIES      INDUSTRIES
                                                               ENERGY -        ENERGY -       ELIMINATIONS/
                                                             INDIA, INC.      RAIN, INC.        RECLASSES      CONSOLIDATED
                                                           ------------------------------------------------------------------
ASSETS:

    PROPERTY, PLANT, AND EQUIPMENT, AT COST:
       OTHER PROPERTY                                               $   33                                            $   33
                                                          ------------------------------------------------------------------
          TOTAL PROPERTY, PLANT AND EQUIPMENT                           33                0                0              33

       LESS:  ACCUMULATED DEPRECIATION
              AND AMORTIZATION
                                                           ------------------------------------------------------------------
          PROPERTY, PLANT AND EQUIPMENT - NET                           33                0                0              33
                                                           ------------------------------------------------------------------
    CURRENT ASSETS:
       CASH AND CASH EQUIVALENTS                                       503           $    2                              505
       ACCOUNTS RECEIVABLE - CUSTOMERS
       ACCOUNTS RECEIVABLE - OTHER
       ACCOUNTS RECEIVABLE FROM ASSOCIATED COMPANIES
       NOTES RECEIVABLE FROM ASSOCIATED COMPANIES
       OTHER
                                                           ------------------------------------------------------------------
          TOTAL CURRENT ASSETS                                         503                2                0             505
                                                           ------------------------------------------------------------------
    OTHER ASSETS:
       DEFERRED DEBITS
       EQUITY INVESTMENT IN FOREIGN ELECTRIC UTILITY                 3,492            3,492          $(3,492)          3,492
                                                           ------------------------------------------------------------------
          TOTAL OTHER ASSETS                                         3,492            3,492           (3,492)          3,492
                                                           ------------------------------------------------------------------
             TOTAL                                                  $4,028           $3,494          $(3,492)         $4,030
                                                           ==================================================================


                                    31 of 34

            HOUSTON INDUSTRIES ENERGY - INDIA, INC. AND SUBSIDIARY
                   CONSOLIDATING BALANCE SHEET - LIABILITIES
                               DECEMBER 31, 1995
                            (THOUSANDS OF DOLLARS)


                                                               HOUSTON          HOUSTON
                                                              INDUSTRIES      INDUSTRIES
                                                               ENERGY -        ENERGY -       ELIMINATIONS/
                                                             INDIA, INC.      RAIN, INC.        RECLASSES      CONSOLIDATED
                                                           ------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:

    SHAREHOLDERS' EQUITY:
       COMMON STOCK                                                 $4,230           $3,497          $(3,503)         $4,224
       RETAINED EARNINGS                                              (211)              (4)              11            (204)
                                                           ------------------------------------------------------------------
          TOTAL SHAREHOLDERS' EQUITY                                 4,019            3,493           (3,492)          4,020
                                                           ------------------------------------------------------------------
    CURRENT LIABILITIES:
       NOTES PAYABLE TO ASSOCIATED COMPANIES
       ACCOUNTS PAYABLE
       ACCOUNTS PAYABLE TO ASSOCIATED COMPANIES
       TAXES ACCRUED
       INTEREST ACCRUED
       OTHER                                                             9                1                               10
                                                           ------------------------------------------------------------------
          TOTAL CURRENT LIABILITIES                                      9                1                0              10
                                                           ------------------------------------------------------------------
    DEFERRED CREDITS:
       ACCUMULATED DEFERRED INCOME TAXES
       OTHER
                                                           ------------------------------------------------------------------
          TOTAL DEFERRED CREDITS                                         0                0                0               0
                                                           ------------------------------------------------------------------
             TOTAL                                                  $4,028           $3,494          $(3,492)         $4,030
                                                           ==================================================================



                                    32 of 34

                       EXHIBIT B

                Financial Data Schedule

            Houston Industries Incorporated
                   December 31, 1995
                 (Thousands of Dollars)

     Consolidated Total Assets                      $11,847,018

     Consolidated Total Operating Revenues          $ 3,730,173

     Consolidated Net Income                        $ 1,123,966


                                    33 of 34

                       EXHIBIT C

        Organizational Chart of System Companies

     Houston Industries Incorporated
     (a Texas corporation, "Claimant")

       Houston Industries Energy, Inc.
       (a Delaware corporation, "HI Energy")

          Houston Argentina S.A. (100% beneficially owned by HI
          Energy) (an Argentine corporation, "HI Argentina")

            HIE Argener S.A. (100% beneficially owned by HI
            Argentina) (an Argentine corporation, "HIE Argener")

            HIE Opco S.A. (100% beneficially owned by HI
            Argentina) (an Argentine corporation, "HIE Opco")

            Compania de Inversiones en Electricidad S.A. (32.5% owned by HI Argentina)
            (an Argentine corporation, "COINELEC")

              Empresa Distribuidora La Plata S.A. (51% owned by
              COINELEC)
              (an Argentine corporation,"EDELAP")

              Central Dique S.A. (51% owned by COINELEC)
              (an Argentine corporation,"Central Dique")

          Industrias Electricas de Houston S.A. (100% owned by HI
          Energy) (an Argentine corporation, "Industrias")

            Empresa de Distribuidora de Electricidad de Santiago del Estero S.A. (90% owned by Industrias) (an
            Argentine corporation, "EDESE")

          Houston Industries Energy - India, Inc. (100% owned by
          HI Energy) (a Mauritius corporation, "HIE India")

            Houston Industries Energy - Rain, Inc.  (100% owned
            HIE India) (a Mauritius corporation, "HIE Rain")

              Rain Calcining Limited (65% owned by HIE Rain) (an
              Indian corporation, "Rain")

                                    34 of 34